(m)(2)(i)

AMENDED SCHEDULE A

with respect to the

FOURTH AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

VOYA MUTUAL FUNDS

CLASS C SHARES

Fund(s)	Maximum Combined Service and Distribution Fees
(as a percentage of average daily net assets)
Voya Diversified Emerging Markets Debt Fund	1.00%
Voya Global Bond Fund	1.00%
Voya Global Diversified Payment Fund II (to be renamed Voya Global Diversified Payment Fund)	1.00%
Voya Global Equity Dividend Fund	1.00%
Voya Global Equity Fund	1.00%
Voya Global Perspectives® Fund	1.00%
Voya International Real Estate Fund	1.00%
Voya Multi-Manager Emerging Markets Equity Fund	1.00%
Voya Multi-Manager International Small Cap Fund	1.00%

Date last amended:  May 23, 2019